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    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
    RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

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    This discussion should be read in conjunction with the financial statements and the financial statement footnotes included in this Form 10-Q.

    Results of operations for the first quarter ended April 30, 1994 reflect Lowe's greatest quarter ever in terms of sales, net earnings, earnings per share and dividends paid.  Sales grew 41% to
$1.397 billion with comparable store sales up 21%.  Net earnings increased 76% to $51.8 million.
Earnings per share (fully diluted) were $.34 compared to $.20 in the comparable quarter of last year.  The earnings increase is attributable to an increase in gross margin dollars of 44% and the leveraging of expenses that increased only 35% relative to the 41% sales increase.

    The 41% first quarter sales increase was made up of a 56% increase in retail sales
(accounting for 77% of total sales in 1994 and 69% in 1993) and a 7% increase in contractor sales
(23% of total sales in 1994 and 31% in 1993).  Retail sales in the first quarter were enhanced by the addition of 4.6 million square feet of retail selling space at new and existing locations since last year's first quarter.  On average, inflation was not a factor in the sales increase.  Higher prices of lumber and plywood relative to last year's first quarter were offset by deflation in most other categories.


    Gross margin was 24.10% of sales for the quarter ended April 30, 1994, versus 23.60% in last year's quarter.  The increase in gross margin percentage in the quarter was primarily the result of a higher proportion of retail sales versus contractor sales and favorable changes in our product mix.  The successful implementation of our Everyday Competitive Pricing strategy is increasing sales and margin dollars.

    Selling, general and administrative expenses (SG&A) were $206.2 million for the quarter ended April 30, 1994, a 32% increase over last year's first quarter.  We experienced positive leverage however, as SG&A dropped from 15.78% of sales to 14.75% due to the 41% sales increase.  The increase in store salaries (excluding those in store opening costs), due primarily to the staffing requirements for our new and relocated stores, was 35% compared to the 41% sales increase.  In addition, general office costs were up only 16%.

    For the quarter ended April 30, 1994, store opening costs were $7.4 million representing costs associated with the opening of 11 stores this year (6 new and 5 relocated), plus some advertising and other grand opening expenses from the 6 stores opened in January 1994.  In the first quarter of 1993, opening costs were $2.9 million representing 3 new and 4 relocated stores.  There were no stores opened in January 1993.  Store opening costs averaged $400 thousand per project in the first quarter of 1993 and we anticipate these costs will average $600 thousand per project in
1994.

    Depreciation was $24.0 million for the quarter ended April 30, 1994.  This is an increase of
28% over the comparable period last year.  The increase is due primarily to fixtures, displays and computer equipment for our store expansion program.

    Employee retirement plans expense increased 26% to $11.1 million for the three months ended April 30, 1994, due to a 35% increase in salaries offset by a lower percentage of employees qualifying for the plans.









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    Interest expense increased $4.6 million to $8.4 million for the three months ended April 30,
1994.  The increase is primarily due to interest on our convertible notes and other long term debt.

    The Company's effective income tax rate was 35.00% for the three months ended April 30,
1994, compared to 31.92% for the comparable three months last year.  The current year's higher rates reflect the change in the federal corporate tax rate from 34% to 35% and the effect of fixed dollar tax credits in relation to higher profitability.


LIQUIDITY AND CAPITAL RESOURCES

    The uses of cash in the first three months have continued to lay the groundwork for successfully implementing our strategic plan.  Merchandise inventory has increased $92.5 million, about half due to the increased merchandise assortments in our new and relocated stores and half due to seasonal increases in inventory.  Real property has increased in line with the
Company's strategic plan to continue expansion of sales floor square footage by relocating from older, smaller stores to larger stores and to expand into new markets.  The Company's 1994 capital budget will range between $575 and $600 million, inclusive of $220 million in operating leases.  Over 80% of this planned investment is for our store expansion program.

    Present plans are to finance our 1994 expansion through funds from operations, operating leases, issuance of about $30 million in common stock to our ESOP (see Note 8) and external financing.  The external financing may involve a "takedown" under a shelf registration filed with the
SEC (see Note 9).  Financing in the first quarter came from net earnings and an increase in vendor accounts payable approximately equal to the increase in inventory.  In addition to these sources, the Company has available agreements for up to $140 million in unsecured short-term borrowings and $95 million in lines of credit for issuing documentary and standby letters of credit.
Another $275 million is available for the purpose of short-term borrowings on a bid basis from various banks.

    Lowe's ended the first quarter with 317 stores and 15.0 million square feet of retail selling space, a 44% increase over last April's selling space.  Our expansion plans for 1994 envision about 50 new stores with half in new markets and half relocations, for approximately 4.4 million square feet of incremental selling space.  During the first three months of Fiscal 1994 we have completed 11 of our projected 50 store projects for Fiscal 1994 and added 900 thousand square feet of selling space.  We also closed 2 smaller, older stores.  Our expansion plans for the remainder of this year presently include 10 projects in the second quarter, 5 in the third quarter and 24 in the fourth quarter.  By the close of Fiscal 1994 our plans are to have approximately 19 million square feet, double our Fiscal 1992 year end square footage.

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